May 2, 2005

Mara L. Ransom
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Secured Income L.P., Schedule TO-T filed March 7, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
SEC File No. 5-54251

Dear Ms. Ransom:

Thank you for your letter dated April 25, 2005 regarding our recent Schedule TO-T. We did not make any changes to the Schedule TO-T filed March 7, 2005 because we did not believe that any of the changes that we would have made would have been material to tendering Unit holders.

Please let me know if you have any questions or further comments.

Very Truly Yours,
/s/CHIP PATTERSON
Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com